EXHIBIT 99.1

Inventiva reports first quarter 2021 financial information and updates on the collaboration with AbbVie in auto-immune diseases

  Cash and cash equivalents at €107.8m as of March 31, 2021
  Revenues of €0.1m in Q1 2021
  Decision by AbbVie to move into Phase IIb clinical development with cedirogant in psoriasis, following promising results in its Phase Ib clinical trial

Daix (France), May 12, 2021 – Inventiva (Euronext Paris and Nasdaq: IVA), a clinical-stage biopharmaceutical company focused on the development of oral small molecule therapies for the treatment of non-alcoholic steatohepatitis (NASH), mucopolysaccharidoses (MPS) and other diseases with significant unmet medical need, today reported its cash position as of March 31, 2021 and its revenues for the first quarter of 2021, and provided an update on its collaboration with AbbVie in auto-immune diseases.

Cash Position

As of March 31, 2021, Inventiva’s cash and cash equivalents stood at €107.8 million compared to €113.0 million as of December 31, 2020.

Net cash used in operating activities amounted to €7.8 million in the first quarter of 2021 compared to €3.6 million for the same period in 2020. R&D expenses for the first quarter, mainly driven by the development of lanifibranor in NASH, were up 22% compared to the first quarter of 2020. This increase in cash used is due to the preparation for the initiation of NATIV3, a Phase III clinical trial evaluating lanifibranor in NASH, while the first quarter of 2020 had been positively impacted by the receipt of a €4.2 million non-recurrent late payment of the 2018 research tax credit.

Net cash from investing activities for the first quarter of 2021 amounted to €1.1 million, as compared to no net cash from investing activities generated in the first quarter of 2020.

No net cash from financing activities was generated over the first quarter of 2021 while Inventiva recorded €14.6 million of net cash from financing activities for the same period in 2020, notably related to the issuance of €15 million (gross proceeds) of ordinary shares in February 2020.

Over the first quarter of 2021, the Company recorded a positive exchange rate effect on cash and cash equivalent of €3.7 million.

Considering its current R&D and clinical development programs, and excluding additional financial resources, Inventiva has adjusted its projected cash runway by one quarter, allowing the Company to finance its operating activities through the third quarter of 2022 compared to the fourth quarter of 2022 as previously communicated.

Revenues

The Company’s revenues for the first quarter of 2021 amounted to €0.1 million, similar to the amounts received in the first quarter of 2020.

Update on the collaboration with AbbVie in auto-immune diseases2

Cedirogant, a clinical stage RORγ inverse agonist co-discovered by Inventiva with potential in several auto-immune diseases, demonstrated promising activity as an oral psoriasis agent during a Phase Ib clinical trial3 led by AbbVie. Following these results, AbbVie has decided to move the drug candidate into a Phase IIb dose-ranging study, planned to be initiated in the second half of 2021.

As part of this collaboration, Inventiva is eligible to receive development, regulatory and commercial milestone payments as well as royalty payments. As such, the Company expects to receive another milestone payment upon the initiation by AbbVie of the Phase IIb clinical trial with cedirogant.

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Next key milestones expected

  Initiation of NATIV3 Phase III clinical trial evaluating lanifibranor in NASH – planned for the first half of 2021
  Initiation by AbbVie of a Phase IIb clinical trial with cedirogant – expected in the second half of 2021
  Strategy update on the development of odiparcil – planned for 2021
  Publication of the results of the Phase II clinical trial evaluating lanifibranor for the treatment of Non-Alcoholic Fatty Liver Disease (NAFLD) in patients with type 2 diabetes (T2DM) – planned for the first half of 2022

Upcoming investor conference participation

  Jefferies Virtual Healthcare Conference, June 1-4, 2021
  SVB Leerink CybeRx Series: Liver Disease Day, June 17, 2021
  Citi’s 16th Annual BioPharma Conference 2021, September 8-9, 2021
  H.C. Wainwright 23rd Annual Global Investment Conference, September 13-15, 2021
  Portzampac Health Biotech Seminar 2021, October 6, 2021
  Stifel Healthcare Conference 2021, November 16-17, 2021
  Jefferies 2021 London Healthcare Conference, November 16-18, 2021

Upcoming scientific conference participation

  International Liver Congress 2021, June 23-26, 2021
  Paris NASH Meeting, October 22-23, 2021
  AASLD The Liver Meeting, November 12-15, 2021

Next financial results publication

  Revenues and cash position for the first half of 2021: Wednesday, July 28, 2021 (after U.S. market close)

About Inventiva

Inventiva is a clinical-stage biopharmaceutical company focused on the development of oral small molecule therapies for the treatment of NASH, MPS and other diseases with significant unmet medical need.

Leveraging its expertise and experience in the domain of compounds targeting nuclear receptors, transcription factors and epigenetic modulation, Inventiva is currently advancing two clinical candidates, as well as a deep pipeline of earlier stage programs.

Lanifibranor, its lead product candidate, is being developed for the treatment of patients with NASH, a common and progressive chronic liver disease for which there are currently no approved therapies. In 2020, Inventiva announced positive topline data from its Phase IIb clinical trial evaluating lanifibranor for the treatment of patients with NASH and obtained Breakthrough Therapy and Fast Track designation for lanifibranor in the treatment of NASH.

Inventiva is also developing odiparcil, a second clinical stage asset, for the treatment of patients with subtypes of MPS, a group of rare genetic disorders. Inventiva announced positive topline data from its Phase IIa clinical trial evaluating odiparcil for the treatment of adult MPS VI patients at the end of 2019 and received FDA Fast Track designation in MPS VI for odiparcil in October 2020.

In parallel, Inventiva is in the process of selecting an oncology development candidate for its Hippo signalling pathway program. Furthermore, the Company has established a strategic collaboration with AbbVie in the area of autoimmune diseases. AbbVie has started the clinical development of ABBV‑157, a drug candidate for the treatment of moderate to severe psoriasis resulting from its collaboration with Inventiva. This collaboration enables Inventiva to receive milestone payments upon the achievement of pre-clinical, clinical, regulatory and commercial milestones, in addition to royalties on any approved products resulting from the collaboration.

The Company has a scientific team of approximately 70 people with deep expertise in the fields of biology, medicinal and computational chemistry, pharmacokinetics and pharmacology, as well as in clinical development. It also owns an extensive library of approximately 240,000 pharmacologically relevant molecules, approximately 60% of which are proprietary, as well as a wholly‑owned research and development facility.

Inventiva is a public company listed on compartment C of the regulated market of Euronext Paris (ticker: IVA - ISIN: FR0013233012) and on the Nasdaq Global Market in the United States (ticker: IVA). www.inventivapharma.com.

Contacts

Inventiva Pascaline Clerc VP of Global External Affairs media@inventivapharma.com +1 240 620 9175	Brunswick Group Yannick Tetzlaff / Tristan Roquet Montegon / Aude Lepreux Media relations inventiva@brunswickgroup.com +33 1 53 96 83 83	Westwicke, an ICR Company Patricia L. Bank Investor relations patti.bank@westwicke.com +1 415 513 1284

Important Notice

This press release contains forward-looking statements, forecasts and estimates with respect to Inventiva’s clinical trials, clinical trial data releases, clinical development plans and anticipated future activities of Inventiva. Certain of these statements, forecasts and estimates can be recognized by the use of words such as, without limitation, “believes”, “anticipates”, “expects”, “intends”, “plans”, “seeks”, “estimates”, “may”, “will” and “continue” and similar expressions. Such statements are not historical facts but rather are statements of future expectations and other forward-looking statements that are based on management's beliefs. These statements reflect such views and assumptions prevailing as of the date of the statements and involve known and unknown risks and uncertainties that could cause future results, performance or future events to differ materially from those expressed or implied in such statements. Actual events are difficult to predict and may depend upon factors that are beyond Inventiva's control. There can be no guarantees with respect to pipeline product candidates that the clinical trial results will be available on their anticipated timeline, that future clinical trials will be initiated as anticipated, or that candidates will receive the necessary regulatory approvals. Actual results may turn out to be materially different from the anticipated future results, performance or achievements expressed or implied by such statements, forecasts and estimates, due to a number of factors, including that Inventiva has incurred significant losses since inception, Inventiva has a limited operating history and has never generated any revenue from product sales, Inventiva will require additional capital to finance its operations, Inventiva's future success is dependent on the successful clinical development, regulatory approval and subsequent commercialization of current and any future product candidates, preclinical studies or earlier clinical trials are not necessarily predictive of future results and the results of Inventiva's clinical trials may not support Inventiva's product candidate claims, Inventiva may encounter substantial delays in its clinical trials or Inventiva may fail to demonstrate safety and efficacy to the satisfaction of applicable regulatory authorities, enrollment and retention of patients in clinical trials is an expensive and time-consuming process and could be made more difficult or rendered impossible by multiple factors outside Inventiva's control, Inventiva's product candidates may cause undesirable side effects or have other properties that could delay or prevent their regulatory approval, or limit their commercial potential, Inventiva faces substantial competition and Inventiva’s business, and preclinical studies and clinical development programs and timelines, its financial condition and results of operations could be materially and adversely affected by the current COVID-19 pandemic. Given these risks and uncertainties, no representations are made as to the accuracy or fairness of such forward-looking statements, forecasts and estimates. Furthermore, forward-looking statements, forecasts and estimates only speak as of the date of this press release. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

Please refer to the Universal Registration Document for the year ended December 31, 2020 filed with the Autorité des Marchés Financiers on March 15, 2021, the Annual Report on Form 20-F for the year ended December 31, 2020 filed with the Securities and Exchange Commission on March 15, 2021 as well as the full-year financial report for the year ended December 31, 2020 for additional information in relation to such factors, risks and uncertainties.

Except as required by law, Inventiva has no intention and is under no obligation to update or review the forward-looking statements referred to above. Consequently, Inventiva accepts no liability for any consequences arising from the use of any of the above statements.

1 Non-audited financial information.

2 See AbbVie Q1 2021 earnings call on April 30, 2021, 9 AM ET; Transcript from FactSet.

3 This Phase Ib clinical trial led by AbbVie was a randomized, double-blind, placebo-controlled, multiple-dose trial to evaluate the pharmacokinetics, safety and tolerability of cedirogant in 60 healthy volunteers and patients with chronic plaque psoriasis (clinicaltrials.gov identifier: NCT03922607).

Attachment

  Inventiva - PR - Q1 2021 CA Cash - EN - 12052021 (https://ml-eu.globenewswire.com/Resource/Download/208d0025-2640-4b01-bf11-d43ce8ef3cea)